3-12-02

1 [illegible]

02026518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

March 12, 2002

BLUE SQUARE - ISRAEL LTD.
(Translation of Registrant's Name into English)

2 Ha'amal St., Sibal Industrial Park Rosh Ha'ain 48092, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports

under cover of Form 20-F or Form 40-F:

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD

Date: March 12, 2002

By: ______________________

Iris Penso, Adv.
Corporate Legal Counsel
And Corporate Secretary

Company Contact:
Blue Square-Israel Ltd.
Zvi Bochman
Toll-free telephone from US and Canada: 888-572-4698
Telephone from rest of world: 972-3-928-2220
Fax: 972-3-928-2299
Email: finance@coop.co.il

BLUE SQUARE - ISRAEL LTD. ANNOUNCES FOURTH QUARTER AND FULL YEAR 2001 RESULTS

- Despite Continued Slowdown, 2001 Sales Increased By 5.8% With 10.2% Rise in Operating Income and 32% Increase in Net Income (excluding one-time capital gain realized in 2000) -

ROSH HA'AYIN, Israel – March 12, 2002 -- Blue Square-Israel Ltd. (NYSE: BSI) today announced results for the fourth quarter and full year ended December 31, 2001.

Results of 2001

Full year revenues for 2001 were NIS 5,577.5 million[a] (US $1,263.0 million)[b], an increase of 5.8% compared to NIS 5,272.3 million for 2000.

Gross profit for 2001 increased by 5.0% to NIS 1,521.5 million (US $344.5 million) from NIS 1.449.2 million for 2000. Gross margin for the period was 27.3% compared to 27.5% in 2000.

Operating income for 2001 increased by 10.2% to NIS 303.1 million (US $68.6 million) from NIS 275.1 million in 2000. Operating margins for 2001 rose to 5.4%, compared to 5.2% for 2000, reflecting the Company's success in monitoring operating expenses and increased efficiency at all levels of the Company's operations.

"Financing Expenses, Net" for 2001 were NIS 12.5 million (US $2.8 million), compared to NIS 42.3 million in 2000. The reduction derives primarily from changes in Israel's CPI (Consumer Price Index), which increased by 1.4% in 2001 while remaining flat (0%) in 2000, and the reduction of the prime rate of interest regarding short- and long-term loans as established by the Bank of Israel.

"Other Income (Expenses), Net" for 2001 includes losses on sales and disposal of fixed assets, net, and a provision for impairment of fixed assets and goodwill. "Other Income" for 2000 consists mainly of a one-time capital gain related to the sale of the Company's holdings in Home Centers.

"Discontinued Operations" for 2000 includes expense of NIS 2.5 million which reflects the Company's share of the losses of the franchisee of IKEA Israel.

Net income for 2001 was NIS 144.3 million (US $32.7 million), or NIS 3.76 (US $0.85) per ADS. This represents a 32% increase over net income for 2000 excluding the abovementioned one-time capital gain and discontinued operations reported in 2000. Reported income for 2000 was NIS 131.2 million, or NIS 3.48 per ADS.

During 2001, Same Store Sales declined by 3.27% compared to 2000. For 2000, Same Store Sales declined by 4.43% compared to 1999. The decline in Same Store Sales reflects the slowdown of the Israeli economy, together with the continued competition that has resulted from the opening of new stores by the Company and its competitors.

The Company opened 8 stores and closed 5 during 2001, adding a net total of 21,100 square meters to the chain.

EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization) for 2001 increased by 9.7% to NIS 441 million (US $99.9 million) from NIS 402 million in 2000, resulting in an EBITDA margin of 7.9%.

Results of the Quarter

Revenues for the fourth quarter of 2001 increased by 3.2% to NIS 1,353.6 million (US $306.5 million) from NIS 1,311.7 million in the fourth quarter of 2000.

Gross profit for the quarter increased by 0.8% to NIS 375.0 million (US $84.9 million) from NIS 372.1 million in the fourth quarter of 2000. Gross margin for the quarter was

Operating income for the fourth quarter increased by 5.7% to NIS 70.8 million (US $16.0 million) from NIS 66.9 million in the fourth quarter of 2000, and operating margin increased to 5.2% from 5.1% for the corresponding period in 2000.

During the quarter, the Company's net financing expenses decreased to NIS 7.6 million (US $1.7 million) from NIS 13.6 million in the fourth quarter of 2000.

Net income for the fourth quarter was NIS 27.6 million (US $6.2 million), or NIS 0.72 (US $0.16) per ADS, an increase of 20.1% compared with NIS 23.0 million, or NIS 0.60 per ADS, for the fourth quarter of 2000.

Same Store Sales for the quarter declined by 5.9%. This reflects the continued competition in the sector and the slowdown in the economy. It also reflects the opening of regional MEGA branches which impacted the sales of the Company's other stores in the same areas. Overall, the contribution of new MEGA branches was overwhelmingly positive; however, because they did not exist in 2000, their sales were not reflected in the comparison of Same Store Sales. In addition, because of the current security situation in Israel, there are fewer shoppers in malls, negatively affecting the Company's stores located in malls.

EBITDA for the quarter increased by 4.9% to NIS 108 million (US $24.5 million) from NIS 103 million in the fourth quarter of 2000. The EBITDA margin for the fourth quarter of 2001 increased to 8.0% from 7.8% in the fourth quarter of 2000.

Comments of Management

Commenting on the results, Yoram Dar, Blue Square's President and Chief Executive Officer, said, "Against a backdrop of recession and political uncertainty, I am proud to report a strong year for Blue Square, with 5.8% increase in sales, 10.2% increase in operating income, and important progress on all strategic fronts. The success reflects determined execution of strategies that address today's more price-sensitive consumer base and maximize our operating flexibility.

"Already at the end of 2000, we understood the affect that political and economic developments would have on Israeli consumption. We narrowed our focus on what we have always done best: providing value for money. First, we emphasized MEGA, our deep-discount format, which offers the country's lowest prices without sacrificing an exciting shopping experience. MEGA quickly became Israel's most successful supermarket, and a significant driver of our sales and profits. In parallel, we reached even deeper with our cost-cutting and efficiency programs. As a result, while so many other organizations have reduced activities, fired employees, and cut salaries, Blue Square has continued to develop, expand, and flourish."

Mr. Dar continued, "Looking ahead to 2002, it is reasonable to expect the economic and security situation to remain difficult. However, just as we were able to succeed throughout a challenging 2001, we are confident that we will continue to succeed.

"During 2002, we will intensify our execution of many of the same strategies that have proven themselves during the past year. We will continue to expand the chain, adding approximately ten new branches in various formats, representing a total of about 25,000-30,000 square meters. We will closely monitor all store formats to make sure they meet the needs of our dynamic markets, and will continue to strengthen MEGA while also launching new discount formats. A special emphasis will be placed on Leader Price, with the goal of increasing Private Label sales to 10% of total revenues by the end of the year.

"New initiatives will increase our sales. We have just launched the Blue Center Home Buying Network, a new concept which makes it easy to purchase from home by fax, Internet, or telephone. In the next few months, we plan to roll out a new customer club platform together with a Blue Square credit card which will become an important direct channel of communications with our customers."

Mr. Dar concluded, "Overall, we are proud of our performance during a difficult year, and confident as we move into 2002. With proven strategies and exciting new initiatives, we are positioned to continue extending our market leadership."

The Board of Directors of Blue Square-Israel Ltd. declared today that a dividend of $0.33 per ordinary share will be paid on April 8, 2002 to shareholders of record as of April 1, 2002.

In February 2002, the District Court of Tel Aviv ruled that the Company's major shareholder, the Co-Op Blue Square Cooperative Society, is allowed to convene a general meeting of its shareholders in order to confirm a proposal to sell its share in all of its subsidiaries, including Blue Square-Israel. The Company believes that such a sale, which may increase the liquidity of its shares, is likely to occur during 2002.

The Company will hold teleconferences in both English and Hebrew today, March 12, 2002, to review and discuss the results.

The conference call in English will be at 10:00AM New York Time (17:00 Israel Time). The access number from the US or Canada is 888-288-8976. The access number from outside the US and Canada is 612-332-1020. To participate, please call the access number a few minutes before the call begins. A taped replay of the call will be available after 11:45AM (EST) on March 12, 2002, until midnight, March 13, 2002. To access the replay, please call 800-475-6701 from the US or Canada, and 320-365-3844 from outside the US and Canada. The access code for the replay is 6300347.

The conference call in Hebrew will be at 8:00AM New York Time (15:00 Israel Time). The access number from Israel is 03-925-5910. The access number from outside Israel is +972-3-925-5910. To participate, please call the access number a few minutes before the call begins. A taped replay of the call will be available after 10:00AM EST on March 12, 2002, until 10:00AM EST on March 14, 2002. To access the replay, please call 03-925-5937 from Israel, and +972-3-925-5937 from outside Israel.

##

Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 171 supermarkets under different formats, each

This press release may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to the Company's business, financial condition, prospects and operating results. These statements are based on current expectations and projections that involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constraints, the effect of the Company's accounting policies, as well as certain other risks and uncertainties which are detailed in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

(a) In accordance with applicable Israeli accounting principles, the Company maintains its accounts and presents its financial statements in New Israeli Shekels adjusted for changes in the Israeli consumer price index ("CPI") through the latest balance sheet date ("Adjusted CPI"). The Israeli CPI decreased by 0.6% for the three months ended December 31, 2001.

(b) The convenience translation of the Adjusted New Israeli Shekel (NIS) into US dollars was made at the rate of exchange prevailing at December 31, 2001: US $1.00 equals NIS 4.416. The translation was made solely for the convenience of the reader.

BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED BALANCE SHEETS
In Thousands of Adjusted NIS of December 2001

	December 31,		Convenience translation December 31,
	2000 NIS	2001 NIS	2001 U.S. dollars
	(Audited)		(Audited)
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	1,433	1,303	295
Marketable securities and short-term deposits	32,620	-	-
Trade receivables	543,459	559,257	126,643
Other accounts receivable	38,005	87,599	19,836
Inventories	296,022	324,412	73,463
	911,539	972,571	220,237
LONG-TERM INVESTMENTS:			
Investments in affiliates	1,870(*)	5,413	1,226
Long-term loans to proportionately consolidated entities	6,977(*)	-	-
	8,847	5,413	1,226
FIXED ASSETS:			
Cost	2,889,186(*)	3,094,334	700,710
Less - accumulated depreciation	839,459	952,713	215,741
	2,049,727	2,141,621	484,969
INTANGIBLE ASSETS AND DEFERRED CHARGES	105,789(*)	95,001	21,513
TOTAL ASSETS	3,075,902	3,214,606	727,945

BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED BALANCE SHEETS
In Thousands of Adjusted NIS of December 2001

	December 31,		Convenience translation December 31,
	2000 NIS	2001 NIS	2001 U.S. dollars
	(Audited)		(Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Short-term credit from banks and others	332,753	225,477	51,059
Trade payables	692,448	732,538	165,883
Other payables and accrued expenses	253,857(*)	270,967	61,360
	1,279,058	1,228,982	278,302
LONG-TERM LIABILITIES NET OF CURRENT MATURITIES:			
Long-term loans from banks	283,096(*)	371,107	84,037
Debentures	32,015	7,641	1,730
Deferred taxes	24,710	24,624	5,576
Accrued severance pay	16,830	21,310	4,826
	356,651	424,682	96,168
MINORITY INTEREST	143,933	163,934	37,122
SHAREHOLDERS' EQUITY:			
Share capital -			
Ordinary Shares of NIS 1 par value -			
Authorized: 100,000,000 shares;			
Issued and outstanding: 38,400,000 shares	49,877	49,877	11,295
Additional paid-in capital	702,934	709,108	160,577
Dividend declared after balance sheet date	-	55,960	12,672
Retained earnings	543,449	638,023	144,481
	1,296,260	1,397,008	316,353
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,075,902	3,214,606	727,945

(*) Reclassified

BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED STATEMENTS OF INCOME
In Thousands of Adjusted NIS of December 2001

	For the year ended December 31		For the three months ended December 31		Convenience translation for the three months ended December 31
	2001 NIS	2000 NIS	2001 NIS	2000 NIS	2001 U.S.$
	(Audited)		(Unaudited)		(Unaudited)
Sales	5,577,482	5,272,314	1,353,584	1,311,681	306,518
Cost of sales	4,055,967	3,823,120(*)	978,547	939,558(*)	221,591
Gross profit	1,521,515	1,449,194	375,037	372,123	84,927
Selling, general and administrative expenses	1,218,416	1,174,118(*)	304,264	305,175(*)	68,900
Operating income	303,099	275,076	70,773	66,948	16,026
Financing expenses, net	12,544	42,326	7,575	13,583	1,715
	290,555	232,750	63,198	53,365	14,311
Amortization of goodwill	5,050	5,697	1,272	1,218	288
Other income (expenses), net	(17,371)	19,409	(8,506)	(5,951)	(1,926)
Income before taxes on income	268,134	246,462	53,420	46,196	12,097
Taxes on income	103,181	91,754	21,531	16,934	4,876
Income after taxes on income	164,953	154,708	31,889	29,262	7,221
Equity in net earnings of affiliates	3,408	1,324	1,205	(86)	273
Minority interest	(24,041)	(22,304)	(5,508)	(5,220)	(1,247)
Income from continuing operations	144,320	133,728	27,585	23,957	6,247
Loss from discontinued operations	-	2,535	-	997	-
Net income	144,320	131,193	27,585	22,960	6,247
Adjusted net income (**)	144,320	109,147			
Earnings (loss) per Ordinary Share or ADS:					
From continuing operations	3.76	3.48	0.72	0.62	0.16
From discontinued operations	-	(0.06)	-	(0.03)	-
Net income	3.76	3.42	0.72	0.59	0.16
Weighted average number of shares or ADS outstanding during the period	38,400,000	38,400,000	38,400,000	38,400,000	38,400,000

(*) Reclassified

(**) Adjusted Net Income for the year ended December 31, 2000 excludes one-time capital gains related to the sale of Home Centers, as well as the Company's share of the losses of the franchisee of IKEA Israel. Adjusted Net Income is not a measurement of financial performance under generally accepted accounting principles, but has been provided solely to assist the reader in evaluating the Company's results.

BLUE SQUARE - ISRAEL LTD.
SELECTED OPERATING DATA
In Adjusted NIS of December 2001

	For the year ended December 31		For the three months ended December 31		Convenience translation for the three months ended December 31
	2001 NIS	2000 NIS	2001 NIS	2000 NIS	2001 U.S.$
	(Audited)		(Unaudited)		(Unaudited)
Sales (in millions)	5,577	5,272	1,354	1,312	307
Operating income (in millions)	303	275	71	67	16
Number of stores at end of period	171	168	171	168	na
Stores opened during the period	8	10	2	2	na
Stores closed during the period	5	7	2	1	na
Total square meters at end of period	279,100	258,000	279,100	258,000	na
Square meters added during the period	21,100	19,000	2,300	300	na
Same store sales	(3.27%)	(4.43%)	(5.90%)	(3.22%)	na
Sales per square meter (in thousands)	20,735	21,073	4,868	5,092	1,102
Sales per employee (in thousands)	718	711	177	173	40
EBITDA (in millions)	441	402	108	103	23
EBITDA margin	7.9%	7.6%	8.0%	7.8%	na